LIMITED LIABILITY COMPANY AGREEMENT

OF

HEMP MADE USA LLC

A MINNESOTA LIMITED LIABILITY COMPANY

Dated as of November 19, 2019

TABLE OF CONTENTS

MK_MPLS\24664\1\1967660.v2-3/10/20

EXHIBIT A – Member Schedule

MK_MPLS\24664\1\1967660.v2-3/10/20

LIMITED LIABILITY COMPANY AGREEMENT

OF

HEMP MADE USA LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") of Hemp Made USA LLC, a Minnesota limited liability company (the "Company"), dated effective as of November 19, 2019, is entered into by the Company and Jane Burns Leverenz (the "Member").

RECITALS :

A.   Pursuant to the filing of the Articles of Organization of the Company with the office of the Minnesota Secretary of State, the Company was formed as a limited liability company in accordance with the Minnesota Revised Uniform Limited Liability Company Act (Minn. Stat. Ann. §322C.0101 et seq.), as the same may be amended from time to time (the "Act").

B.   The Member desires to enter into a written limited liability company agreement for the purpose of governing the affairs of the Company and the conduct of its business.

ARTICLE I
DEFINED TERMS

The terms used in this Agreement with their initial letters capitalized shall, unless the context otherwise requires, have the meanings specified in this ARTICLE I. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires. Wherever used in this Agreement, unless another meaning is explicitly indicated by the context:

"Act" means the Minnesota Revised Uniform Limited Liability Company Act, as it is defined in the recitals to this Agreement.

"Agreement" means this Limited Liability Company Agreement, as it may be amended or restated from time to time, including all exhibits hereto.

"Articles of Organization" means the Articles of Organization of the Company filed in the Office of the Secretary of State of Minnesota, as amended from time to time in accordance with the terms hereof and the Act.

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the laws of, or are in fact closed in, the State of Minnesota.

"Capital Account" has the meaning given in SECTION 3.1(b).

"Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations promulgated thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of the Code, as the same may be adopted.

"Fiscal Year" has the meaning given in SECTION 4.3.

"Gross Asset Value" with respect to any asset, the asset's adjusted basis for U.S. federal income tax purposes, except that the initial Gross Asset Value of any asset contributed by the Member to the Company shall be the gross fair market value of such asset, as determined by the Manager; the Gross Asset Value of any property of the Company distributed to the Member shall be adjusted to equal the gross fair market value of such property on the date of distribution as determined by the Manager; and the Gross Asset Values of assets of the Company shall be increased (or decreased) to the extent the Manager determines that such adjustment is necessary or appropriate to comply with the requirements of Treasury Regulations Section 1.704-1(b)(2)(iv). The Manager shall, in its sole and absolute discretion, use such method as it deems reasonable and appropriate to allocate the aggregate of the Gross Asset Value of assets contributed in a single or integrated transaction among each separate property on a basis proportional to their fair market values.

"Indemnitee" means (i) the Company's Manager, officers, and employees, and (ii) any other Persons (including affiliates of the Manager or the Company) as the Manager may designate from time to time, in its sole and absolute discretion.

"Interest" means a limited liability company interest in the Company and includes any and all benefits to which the holder of such a limited liability company interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement.

"Liquidating Event(s)" means those events described in SECTION 9.1 hereof which, upon their occurrence, will cause the Company to dissolve and its affairs to be wound up.

"Liquidator" means that Person (either the Manager or, in the event there is no remaining Manager, any Person appointed by the Member) described in SECTION 9.3 hereof responsible for overseeing the winding up and dissolution of the Company.

"Manager" has the meaning set forth in SECTION 6.1(a) hereof.

"Net Income" means the net income that the Company generates with respect to a Fiscal Year, as determined for federal income tax purposes; provided, however, that such income (i) shall be increased by the amount of all income during such period that is exempt from federal income tax, and (ii) shall be decreased by the amount of all expenditures that the Company makes (including the Company's share of any such expenditure made by the Member) during such period that are not deductible for federal income tax purposes and that do not constitute capital expenditures. If the Gross Asset Value of an asset that is contributed to the Company (or, if the Gross Asset Value is adjusted pursuant to Treasury Regulations Section 1.704 1(b)(2)(iv)(f), such adjusted Gross Asset Value) differs from its adjusted basis for federal, state, or local income tax purposes, the amount of depreciation, amortization, and other costs recovery deductions shall be determined in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g), and the amount of gain or loss from a disposition of such asset shall be computed by reference to such Gross Asset

2

Value or such adjusted Gross Asset Value. If the Gross Asset Value of an asset is adjusted pursuant to Treasury Regulations Section 1.704 1(b)(2)(iv)(f), the adjustment amount shall be treated as gain or loss from the disposition of the asset.

"Net Loss" means the net loss the Company generates with respect to a Fiscal Year, as determined for federal income tax purposes; provided, however, that such loss (i) shall be decreased by the amount of all income during such period that is exempt from federal income tax, and (ii) shall be increased by the amount of all expenditures that the Company makes (including the Company's share of any such expenditure made by the Member) during such period that are not deductible for federal income tax purposes and that do not constitute capital expenditures. If the Gross Asset Value of an asset that is contributed to the Company (or, if the Gross Asset Value is adjusted pursuant to Treasury Regulations Section 1.704 1(b)(2)(iv)(f), such adjusted Gross Asset Value) differs from its adjusted basis for federal, state, or local income tax purposes, the amount of depreciation, amortization, and other cost recovery deductions shall be determined in accordance with Treasury Regulations Section 1.704 1(b)(2)(iv)(g), and the amount of gain or loss from a disposition of such asset shall be computed by reference to such Gross Asset Value or such adjusted Gross Asset Value. If the Gross Asset Value of an asset is adjusted pursuant to Treasury Regulations Section 1.704 1(b)(2)(iv)(f), the adjustment amount shall be treated as gain or loss from the disposition of the asset.

"Person" means and includes any individual, partnership, joint venture, corporation, estate, trust, or other entity.

"Tax Matters Partner" has the meaning given in SECTION 4.4.

"Transfer" means any act by the Member (or the Member's executor, administrator, or personal representative) to sell, assign, transfer, offer to transfer, convey or otherwise dispose of, encumber, pledge, convey or hypothecate all or any part of its Interest.

"Treasury Regulations" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time, and any successor provisions.

"Unit" has the meaning given in SECTION 3.2.

ARTICLE II
ORGANIZATIONAL MATTERS

SECTION 2.1.   Formation; Name. The Company was formed upon the execution and filing with the Secretary of State of the State of Minnesota of the Articles of Organization. This Agreement shall be effective as of the date hereof. The name of the Company shall be Hemp Made USA LLC, or such other name as the Manager may from time to time hereafter designate in accordance herewith and the Act. The Manager shall cause to be executed and filed such further certificates, notices, statements, or other instruments required by law for the operation of a limited liability company in all jurisdictions where the Company is required to or in which the Manager desires that the Company qualify or be authorized to do business as a foreign limited liability company, or as otherwise necessary to carry out the purpose of this Agreement and the business of the Company.

MK_MPLS\24664\1\1967660.v2-3/10/20

SECTION 2.2.   Purpose of the Company. The purpose of the Company shall be to engage in any lawful business, act, or activity permitted by the Act. The Company shall possess and may exercise all of the powers and privileges granted by the Act, by any other law, or by this Agreement (if not prohibited by the Act), together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion, or attainment of the business purposes or activities of the Company.

SECTION 2.3.   Offices; Registered Agent. The principal office of the Company, and such additional offices as the Company may determine to establish, shall be located at such place or places inside or outside the State of Minnesota as the Manager may designate from time to time. The registered office of the Company in the State of Minnesota is located at 24789 LONE PINE ROAD, HINCKLEY MN55037.

SECTION 2.4.   Term. The term of the Company commenced on the date its Articles of Organization was filed with the office of the Secretary of State of the State of Minnesota and shall continue until terminated in accordance with the terms of this Agreement or the Act.

SECTION 2.5.   Liability to Third Parties. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and no Member, Manager or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or acting as a Manager or officer of the Company. Notwithstanding any provision of this Agreement to the contrary, the Member, in its sole and absolute discretion, may guarantee all or any portion of any debt, obligation, or liability of the Company; provided, however, that unless set forth herein to the contrary, such guaranty(ies) shall not be deemed a capital contribution to the Company.

ARTICLE III
CAPITAL; UNITS

SECTION 3.1.   Capital.

(a)   Initial Capital Contributions. The Member has contributed to the Company the monies or property set forth opposite the Member's name on attached EXHIBIT A as such Member's initial capital contribution to the Company.

(b)   Capital Accounts. A separate capital account ("Capital Account") shall be maintained for the Member in accordance with Section 704(b) of the Code, and the Treasury Regulations promulgated thereunder, including, without limitation, Treasury Regulations Section 1.704-1(b)(2)(iv).

(c)   Changes to Capital Accounts. The Capital Account for the Member shall consist of the Member's initial capital contribution, increased by any additional capital contributions made by the Member, by the Member's share of Company profits and by the amount of any Company liabilities which the Member is deemed to assume or which are secured by any Company property distributed to the Member, and decreased by the Member's share of Company losses, by any distributions to the Member and by the amount of any liabilities of the Member which the Company is deemed to assume or which are

4

secured by property contributed by the Member to the Company. For purposes of this Agreement, as indicated above, the initial capital contribution of the Member shall be the dollar value set forth opposite the Member's name on attached EXHIBIT A. A transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred Units.

(d)   Additional Capital Contributions. No additional capital contributions shall be required over and above those specifically referred to in SECTIONS 3.1(a) through 3.1(c) above. The Member may make additional contributions to the Company provided that such contributions are recorded in writing deposited in the Company's books and records.

(e)   Creditors. A creditor who makes a nonrecourse loan to the Company shall not have or acquire, at any time as a result of making the loan, any direct or indirect interest in the profits, capital or property of the Company other than as a creditor.

SECTION 3.2.   Units. Limited liability company interests in the Company held by the Member shall be represented by "Units."

SECTION 3.3.   Issuance of Additional Units. Additional members may be admitted to the Company as Members, and Units may be created and issued to those persons, by resolution of the Manager. Any admission of an additional member is effective only after such new member has executed a counterpart to or an agreement to be bound unconditionally to this Agreement.

ARTICLE IV
ALLOCATION OF NET INCOME AND NET LOSSES

SECTION 4.1.   General. All of the Net Income, Net Losses, and individual items of income, gain, loss, deduction, and tax credits for each Fiscal Year of the Company will be allocated to the Member.

SECTION 4.2.   Books of Account. The Company shall keep complete and accurate records and accounts necessary or convenient to record the Company's business and affairs and sufficient to record the determination and allocation of all items of income, gain, loss, deduction and credit, distributions, and other amounts as may be provided for herein, including records and accounts of all Company revenues and expenditures and of the acquisition, ownership and disposition of all assets of the Company.

SECTION 4.3.   Fiscal Year. The fiscal year of the Company shall end on the 31st day of December of each year (the "Fiscal Year").

MK_MPLS\24664\1\1967660.v2-3/10/20

SECTION 4.4.   Tax Matters Partner. The Member shall act as the Tax Matters Partner for the Company (the "Tax Matters Partner") in accordance with the definition of "tax matters partner" set forth in Code Section 6231.


ARTICLE V
DISTRIBUTIONS


SECTION 5.1.   Distributions. Distributions will be made to the Member at the times and in the aggregate amounts determined by the Manager in its sole and absolute discretion. Notwithstanding any provision to the contrary contained in this Agreement, the Company will not make a distribution to the Member on account of the Member's Interest in the Company if such distribution would violate the Act or other applicable law.


ARTICLE VI
MANAGEMENT AND OPERATION OF THE COMPANY


SECTION 6.1.   Manager.

(a)   General. Subject to the provisions of the Articles of Organization and this Agreement relating to actions required to be approved by the Member, the business and affairs of the Company shall be managed by or under the direction a "Manager" within the meaning of Section 322C.0102 Subd. 13 of the Act, and the Company shall be "Manager-managed limited liability company" within the meaning of Section 322C.0102 Subd. 14 of the Act. The Manager may delegate the day-to-day operations of the business of the Company to officers appointed pursuant to SECTION 6.2; provided, the business and affairs of the Company shall be managed and all Company power shall be exercised under the ultimate direction of the Manager.

(b)   Authority of Manager. Except as otherwise provided in this Agreement, the business and affairs of the Company shall be managed by or under the direction of the Manager. The Company's Manager shall be the Company's sole Manager unless and until the number of Managers is increased by the Member. The Manager shall be selected and take action on behalf of the Company as provided below:

(i)   Selection of Manager. The Member shall appoint the Manager in the Member's sole and absolute discretion. The initial Manager shall be Jane Burns Leverenz.

(ii)   Action of Managers. The Manager shall act on behalf of and in the best interests of the Company as the Manager determines in its sole and absolute discretion.

SECTION 6.2.   Officers.

(a)   General. The Manager may, but need not, appoint one or more officers of the Company, which may include, but shall not be limited to, chief executive officer, chief operating officer, president, one or more executive vice presidents or vice presidents, secretary, treasurer or chief financial officer, and such other officers as deemed necessary

6

by the Manager. The Manager may delegate its day-to-day management responsibilities to any such officers, and such officers shall have the authority to contract for, negotiate on behalf of, and otherwise represent the interests of the Company as authorized by the Manager. Each officer shall perform such duties and have such powers as the Manager shall designate from time to time. Each officer shall hold office at the pleasure of the Manager and until its successor shall have been duly appointed and qualified, unless sooner removed. Any individual may hold any number of offices.

(b)   Duties and Powers of the Chief Executive Officer. Subject to the control of the Manager, the chief executive officer shall have general and active management authority over the business of the Company and shall see that all orders and resolutions of the Member and Manager are carried into effect. He or she shall have the general powers and duties of management usually vested in the chief executive officer of a corporation, and shall have such other powers and duties as may be prescribed by the Manager or this Agreement. The chief executive officer may execute bonds, mortgages, and other contracts, except where required or permitted by law to be otherwise signed and executed, and except where the signing and execution thereof shall be expressly delegated by the Manager to some other officer or agent of the Company.

(c)   Duties and Powers of the Chief Operating Officer. Unless otherwise provided by resolution of the Manager, the chief operating officer shall have such powers and duties customarily vested in the chief operating officer of a corporation. In general, the chief operating officer shall have such powers and duties as are from time to time assigned to him or her by the chief executive officer or as the Manager, by resolution, may from time to time prescribe.

(d)   Duties and Powers of the Chief Financial Officer/Treasurer. The chief financial officer/treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, and interests in the Company. The books of account shall at all reasonable times be open to inspection by the Manager. The chief financial officer/treasurer shall perform such other duties and shall have such other responsibility and authority as may be prescribed elsewhere in this Agreement or from time to time by the Manager. The chief financial officer/treasurer shall have the general duties, powers and responsibility of a chief financial officer of a corporation, and shall be the chief financial and accounting officer of the Company. If the Manager chooses to elect an assistant treasurer or assistant treasurers, the assistant treasurers in the order of their seniority shall, in the absence, disability, or inability to act of the chief financial officer, perform the duties and exercise the powers of the chief financial officer, and shall perform such other duties as the Manager may from time to time prescribe.

7

ARTICLE VII
INDEMNIFICATION

SECTION 7.1.   General.

(a)   To the fullest extent permitted by law, the Company shall indemnify, hold harmless, and defend each Indemnitee from and against any and all losses, claims, damages, liabilities, whether joint or several, expenses (including legal fees and expenses), judgments, fines and other amounts paid in settlement, incurred, or suffered by such Indemnitee, as a party or otherwise, in connection with any threatened, pending, or completed claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal, arising out of or in connection with the business or the operation of the Company if the Indemnitee's conduct:

(i)   was not a breach of the Indemnitee's duty of loyalty to the Company or the Member;

(ii)   did not include acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law; and

(iii)   did not include any transaction from which the Indemnitee derived an improper personal benefit.

(b)   An Indemnitee shall have the right to employ separate counsel in any action as to which indemnification may be sought under any provision of this Agreement and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee unless (i) the Company has agreed in writing to pay such fees and expenses; or (ii) the Company has failed to assume the defense thereof and employ counsel within a reasonable period of time after being given the notice required above.

(c)   To the fullest extent permitted by law and subject to SECTION 7.1(b), expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this ARTICLE VII shall, from time to time, be advanced by the Company before the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount unless it is determined that such Indemnitee is entitled to be indemnified therefor pursuant to this ARTICLE VII. An Indemnitee shall not be denied indemnification in whole or in part under this ARTICLE VII merely because the Indemnitee had an interest in the transaction with respect to which the indemnification applies, if the transaction was not otherwise prohibited by the terms of this Agreement and the conduct of the Indemnitee satisfied the conditions set forth in SECTION 7.1(a).

SECTION 7.2.   No Member Liability.   Any indemnification provided under this ARTICLE 7 shall be satisfied solely out of assets of the Company as an expense of the Company. The Member shall not be subject to personal liability by reason of these indemnification provisions.

MK_MPLS\24664\1\1967660.v2-3/10/20

SECTION 7.3.   Settlements. The Company shall not be liable for any settlement of any such action effected without its written consent, but if settled with such written consent, or if there is a final judgment against the Indemnitee in any such action, the Company agrees to indemnify and hold harmless the Indemnitee to the extent provided above from and against any loss, claim, damage, liability, or expense by reason of such settlement or judgment.

ARTICLE VIII
TRANSFER OF THE MEMBER'S INTEREST

SECTION 8.1.   General. The Member may Transfer in whole or in part the Member's Interest, provided that such Transfer shall be made in writing and be delivered to the Company promptly upon the effectiveness of such Transfer. If the Member transfers any part of its Interest in the Company pursuant to this SECTION 8.1, the transferee will be admitted to the Company upon its execution of an instrument in form and substance satisfactory to the Manager signifying its agreement to be bound by the terms and conditions of this Agreement. Any Transfer that is not made pursuant to and in accordance with the terms and conditions of this Agreement shall be void and of no effect and shall vest no right, title, or interest in the transferee.

ARTICLE IX
DISSOLUTION AND LIQUIDATION

SECTION 9.1.   Dissolution. The Company shall be dissolved upon the happening of any of the following events (each, a "Liquidating Event"):

(a)   upon the election of the Manager; or

(b)   a judicial dissolution of the Company pursuant to Section 322C.0701 of the Act.

No other event, including the retirement, withdrawal, insolvency, liquidation, dissolution, insanity, resignation, expulsion, bankruptcy, death, incapacity, or adjudication of incompetency of the Member shall cause the dissolution of the Company.

SECTION 9.2.   Filing of Certificate of Cancellation. If the Company is dissolved, the Manager shall promptly file a Certificate of Cancellation with the Secretary of State.

SECTION 9.3.   Winding Up.

(a)   Upon the occurrence of a Liquidating Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets (subject to the provisions of SECTION 9.3(b) below), and satisfying the claims of its creditors and Member. No Member shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. Any Person elected by the Member (the "Liquidator") shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company's liabilities and assets, and the Company assets shall be liquidated as promptly as is consistent with obtaining the fair market value thereof, and the proceeds therefrom shall be applied and distributed in accordance with ARTICLE V hereof.

9

(b)   Notwithstanding the provisions of SECTION 9.3(a) hereof requiring liquidation of the assets of the Company but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or would cause undue loss to the Member, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Company (including to the Member as creditor) and/or distribute to the Member, in lieu of cash and in accordance with the provisions of SECTION 9.3(a) hereof, undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Member, and shall be subject to such conditions relating to the disposition and management of such assets as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such assets at such time. The Liquidator shall determine the fair market value of any asset distributed in kind using such reasonable method of valuation as it may adopt.

(c)   As part of the liquidation and winding-up of the Company, the Liquidator may sell Company assets only with the consent of the Manager, and solely on an "arm's-length" basis, at the best price and on the best terms and conditions as the Liquidator in good faith believes are reasonably available at the time.

(d)   The Manager shall not receive any additional compensation for any services performed pursuant to this ARTICLE IX but shall be reimbursed for any expenses incurred on behalf of the Company.

SECTION 9.4.   Compliance with Timing Requirements of Regulations. In the event the Company is "liquidated" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) and the Member has a positive Capital Account, distributions shall be made pursuant to this ARTICLE IX to the Member in compliance with Treasury Regulations Section 1.704-1(b)(2)(ii)(b)(2).

SECTION 9.5.   Documentation of Liquidation. Upon the completion of the liquidation of the Company cash and assets as provided in SECTION 9.3 hereof, the Company shall be terminated and the Certificate and all qualifications of the Company as a foreign limited liability company in any jurisdiction shall be canceled and such other actions as may be necessary to terminate the Company shall be taken. The Liquidator shall have the authority to execute and record any and all documents or instruments required to effect the dissolution, liquidation, and termination of the Company.

SECTION 9.6.   Reasonable Time for Winding-Up. A reasonable time shall be allowed for the orderly winding-up of the business and affairs of the Company and the liquidation of its assets pursuant to SECTION 9.3 hereof, in order to minimize any losses otherwise attendant to such winding-up.

SECTION 9.7.   Liability of the Liquidator. The Liquidator shall be indemnified and held harmless by the Company from and against any and all claims, demands, liabilities, costs, damages, and causes of action of any nature whatsoever arising out of or incidental to the

10

Liquidator's taking of any action authorized under or within the scope of this Agreement; provided, however, that the Liquidator shall not be entitled to indemnification and shall not be held harmless where the claim, demand, liability, cost, damage, or cause of action at issue arises out of:

(i)   a matter entirely unrelated to the Liquidator's action or conduct pursuant to the provisions of this Agreement; or

(ii)   the proven willful misconduct or gross negligence of the Liquidator.

ARTICLE X
MISCELLANEOUS

SECTION 10.1.   Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Minnesota, without regard to the principles of conflicts of law. The laws of the State of Minnesota shall be applied in construing the Agreement.

SECTION 10.2.   Waiver of Jury Trial. THE COMPANY AND THE MEMBER HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

SECTION 10.3.   Amendments and Waivers. This Agreement may not be modified, altered, supplemented, or amended (by merger, repeal, or otherwise) except pursuant to a written agreement executed and delivered by the Member.

SECTION 10.4.   Notices. All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by facsimile, by private courier, or by United States mail. Notices delivered by mail shall be deemed delivered five (5) business days after being deposited in the United States mail, postage prepaid, registered or certified mail, return receipt requested. Notices delivered by hand, by facsimile, or by private carrier shall be deemed given on the business day following receipt (unless such day is a Saturday, Sunday, or national holiday, in which case such notice shall be deemed given on the next business day); provided, however, that a notice delivered by facsimile shall only be effective if such notice is also delivered by hand, or deposited in the United States mail, postage prepaid, registered or certified mail, on or before two (2) business days after its delivery by facsimile. All notices to the Company shall be delivered to the address set forth on EXHIBIT A (or at such other address for a party as shall be specified by like notice, except that notices after giving of which there is a designated period within which to perform an act and notices of changes of address shall be effective only upon receipt). Notice of change of address shall be effective only when done in accordance with this SECTION 10.4.

SECTION 10.5.   Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof and thereof, except for contracts and agreements referred to herein.

SECTION 10.6.   Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the

11

economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible within a reasonable period of time.

SECTION 10.7. Counterparts. This Agreement may be executed in one or more counterparts and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

SECTION 10.8. Headings; Exhibits. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All exhibits and annexes attached hereto are incorporated in and made a part of this Agreement as if set forth in full herein.

SECTION 10.9. Successors and Assigns. This Agreement shall be binding upon the transferees, successors, assigns, and legal representatives of the parties to this Agreement.

SECTION 10.10. Preparation of Agreement. This Agreement was prepared by Messerli Kramer P.A. as legal counsel for the Company, who does also represent the Member. Each party has had the opportunity to consult with and has been represented by legal counsel of its own choice in connection with the meaning, interpretation, negotiation, drafting and effect of this Agreement. The normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any exhibits or amendments hereto.

SECTION 10.11. Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa. Any references in this Agreement to "including" shall be deemed to mean "including without limitation."

SECTION 10.12. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns.

SECTION 10.13. Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company.

SECTION 10.14. Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not be affected thereby.

[SIGNATURE PAGE TO FOLLOW]

12

IN WITNESS WHEREOF, the Member has caused this Limited Liability Company Agreement to be executed as of the day and year first written above.

MEMBER:

Jane Burns Leverenz

Signed: _Jane Burns Leverenz_

[signature page to Hemp Made USA LLC Operating Agreement]

12979300v1

MK_MPLS\24664\1\1967660.v2-3/10/20

EXHIBIT A

MEMBER CAPITAL CONTRIBUTION, UNITS, AND INTEREST PERCENTAGE

Name and Address	Initial Capital Contribution	Units	Interest Percentage
Jane Burnes Leverenz ██████████████ ████████	$100	100	100.0000%
TOTAL:	$100	100	100.0000%

A-1